SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

(Amendment No. 9)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 13e-3 THEREUNDER

Voltari Corporation

(Name of the Issuer)

Voltari Corporation

Starfire Holding Corporation

Voltari Merger Sub LLC

Carl C. Icahn

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92870X309

(CUSIP Number of Class of Securities)

Voltari Corporation Attention: Peter A. Kaouris; Kenneth Goldmann 767 Fifth Avenue, Suite 4700 New York, New York 10153	Starfire Holding Corporation Voltari Merger Sub LLC Carl C. Icahn Attention: Keith Cozza; Jesse Lynn 767 Fifth Avenue, 47th Floor New York, New York 10153

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

With copies to:

James E. Bedar Brown Rudnick LLP One Financial Center Boston, Massachusetts 02111 Tel: (617) 856-8167	Corby J. Baumann Todd E. Mason Thompson Hine LLP 335 Madison Avenue, 12th Floor New York, New York 10017 Tel: (212) 344-5680

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$3,659,466.84	$443.53

*

Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on 4,255,194 shares of common stock (being the remainder of the 8,994,814 shares of common stock issued and outstanding as of April 30, 2019 minus the 4,739,620 shares of common stock beneficially owned in the aggregate by the Purchaser Group) multiplied by the per share merger consideration of $0.86.

**

The amount of the filing fee, which was determined in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, was calculated by multiplying 0.0001212 by the proposed maximum aggregate value of the transaction of $3,659,466.84.

☒

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $443.53	Filing Party: Voltari Corporation

Form or Registration No.: Schedule 14A	Date Filed: May 3, 2019

INTRODUCTION

This Amendment No. 9 (this “Amendment”) to Rule 13E-3 Transaction Statement, together with the exhibits hereto (as amended, this “Transaction Statement”), is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Voltari Corporation, a Delaware corporation (the “Company”), and the issuer of the shares of common stock, par value $0.001 per share (the “Common Stock”), that are subject to the Rule 13e-3 transaction; (ii) Starfire Holding Corporation, a Delaware corporation (“Parent”); (iii) Voltari Merger Sub LLC, a Delaware limited liability company (“Merger Sub”); and (iv) Mr. Carl C. Icahn, a citizen of the United States of America. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.” Parent, Merger Sub, and any of their respective subsidiaries or affiliates (other than the Company and its directors and officers), including Mr. Icahn, are collectively referred to as the “Purchaser Group”.

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of March 22, 2019 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub, in accordance with the terms and subject to the conditions of which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”). At the effective time of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than the excluded shares of Common Stock as described in the Merger Agreement) will be automatically canceled and converted into the right to receive the per share merger consideration of $0.86 in cash, without interest and less any applicable withholding taxes.

On September 12, 2019, the Company adjourned the special meeting of its common stockholders, scheduled to be held on the same date, in connection with a vote to adopt the Merger Agreement (the “Special Meeting”). Because there were insufficient votes at the time of the Special Meeting to adopt the Merger Agreement, the Company’s common stockholders approved a proposal to adjourn the Special Meeting until 10:00 A.M., local time, on September 24, 2019, to allow common stockholders additional time to exercise their voting rights. This Amendment is being filed with the SEC solely to amend Item 16 of the Transaction Statement to add as (i) Exhibit (a)(12) the press release distributed by the Company on September 12, 2019 announcing the adjournment of the Special Meeting and filed on the same date with the SEC as an exhibit to a Current Report on Form 8-K and as definitive additional soliciting materials on Schedule 14A, and (ii) Exhibit (a)(13) the Notice of Adjournment of Special Meeting and reminder letter distributed to the Company’s common stockholders on September 12, 2019 and filed on the same date with the SEC as definitive additional soliciting materials on Schedule 14A. Except as set forth in this Amendment, all information in the Transaction Statement remains unchanged.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement was supplied by the Company. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

Item 16.	Exhibits

(a) (1) Proxy Statement of Voltari Corporation (incorporated by reference to the Schedule 14A filed with the SEC on July 10, 2019 (the “Proxy Statement”)).

 (a) (2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a) (3) Letter to the Company Stockholders, dated July 10, 2019 (incorporated herein by reference to the Proxy Statement).

(a) (4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a) (5) Press Release dated March 25, 2019 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed March 25, 2019 and incorporated herein by reference).

(a) (6) Brochure to the Company’s Common Stockholders, dated August 5, 2019 (filed as additional definitive proxy soliciting material on Schedule 14A with the SEC on August 5, 2019 and incorporated herein by reference).

(a) (7) Letter to the Company’s Common Stockholders, dated August 12, 2019 (filed as additional definitive proxy soliciting material on Schedule 14A with the SEC on August 12, 2019 and incorporated herein by reference).

(a) (8) Press Release, dated August 20, 2019 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed August 20, 2019 and incorporated herein by reference).

(a) (9) Notice of Adjournment of Special Meeting and Reminder Letter, dated August 20, 2019 (filed as additional definitive proxy soliciting material on Schedule 14A with the SEC on August 20, 2019 and incorporated herein by reference).

(a) (10) Letter to the Company’s Common Stockholders, dated August 27, 2019 (filed as additional definitive proxy soliciting material on Schedule 14A with the SEC on August 27, 2019 and incorporated herein by reference).

(a) (11) Letter to the Company’s Common Stockholders, dated August 29, 2019 (filed as additional definitive proxy soliciting material on Schedule 14A with the SEC on August 29, 2019 and incorporated herein by reference).

(a) (12) Press Release, dated September 12, 2019 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed September 12, 2019 and incorporated herein by reference).

(a) (13) Notice of Adjournment of Special Meeting and Reminder Letter, dated September 12, 2019 (filed as additional definitive proxy soliciting material on Schedule 14A with the SEC on September 12, 2019 and incorporated herein by reference).

(c) (1) Opinion of Alvarez & Marsal Valuation Services, LLC (incorporated herein by reference to Annex B of the Proxy Statement).

† (c) (2) Presentation by Alvarez & Marsal Valuation Services, LLC to the Special Committee, dated March 22, 2019.

(d) Agreement and Plan of Merger, dated as of March 22, 2019, by and among Voltari Corporation, Starfire Holding Corporation and Voltari Merger Sub LLC (incorporated herein by reference to Annex A of the Proxy Statement).

(f) Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex C of the Proxy Statement).

†	Previously filed

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 12, 2019

VOLTARI CORPORATION

By:	/s/ Kenneth Goldmann
Name:	Kenneth Goldmann
Title:	Principal Executive Officer

STARFIRE HOLDING CORPORATION

By:	/s/ Keith Cozza
Name:	Keith Cozza
Title:	President; Secretary

VOLTARI MERGER SUB LLC

By:	/s/ Keith Cozza
Name:	Keith Cozza
Title:	Secretary; Treasurer

/s/ Carl C. Icahn
Carl C. Icahn